SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Donald P. Fischbach

General Counsel

Continental Resources, Inc.

302 N. Independence

Enid, Oklahoma 73701

Tel: 580-233-8955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 pages)

1	Name of Reporting Person

HAROLD HAMM
2	Check the appropriate box if a member of a group
(a) : ☐
(b) : ☐
3	SEC use only

4	Source of Funds

PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

122,980,708
8 Shared Voting Power

0
9 Sole Dispositive Power

122,980,708
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by each Reporting Person

122,980,708
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

73.2%
14	Type of Reporting Person

IN

Item 1.	Security and Issuer.

This Schedule 13D relates to common stock par value $0.01 of Continental Resources, Inc (the “Issuer”). The principal executive offices of the Issuer are located at 302 N. Independence, Enid, Oklahoma 73702.

Item 2.	Identity and Background.

(a)	The name of the person filing this Statement is Harold Hamm.

(b)	The business address of Harold Hamm is 302 N. Independence, Enid, Oklahoma 73702.

(c)	Harold Hamm is the Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc. and is the trustee and sole beneficiary of the Revocable Inter Vivos Trust of Harold G. Hamm.

(d)	Harold Hamm, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Harold Hamm, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Harold Hamm is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 18, 2007, the Revocable Inter Vivos Trust of Harold G. Hamm purchased 100 common shares of Continental Resources, Inc. at a share price of $14.50. Mr. Hamm holds 122,760,708 shares through the Revocable Inter Vivos Trust of Harold Hamm, for which he is the trustee and sole beneficiary, and 220,000 shares of common stock directly, including 146,674 shares of restricted stock which vest 50% on each of October 5, 2007 and October 5, 2008, respectively.

Item 4.	Purpose of Transaction.

Harold Hamm acquired the shares in connection with the initial public offering of Continental Resources, Inc.

As of the date of this Schedule 13D, Harold Hamm has no plans or proposals which relate to or would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	Harold Hamm beneficially owns 122,980,708 shares of common stock, or 73.2% of the outstanding common stock. Mr. Hamm holds 122,760,708 shares of common stock through the Revocable Inter Vivos Trust of Harold G. Hamm, for which he is both the trustee and sole beneficiary, and 220,000 shares of common stock directly, including 146,674 shares of restricted stock which vest 50% on each of October 5, 2007 and October 5, 2008, respectively.

(b)	Harold Hamm has sole voting and dispositive power with respect to 122,980,708 shares of common stock.

(c)	On May 18, 2007, the Revocable Inter Vivos Trust of Harold G. Hamm purchased 100 shares of common stock at a share price of $14.50 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

There are no materials required to be filed as exhibits.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 24, 2007	By:	/s/ Harold Hamm
Harold Hamm